July 30, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn: Ronald Alper

Re:	Health Sciences Acquisitions Corporation 2
Registration Statement on Form S-1
Filed July 17, 2020, as amended
File No. 333-239922

Dear Sir or Madam:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins in the request of Health Sciences Acquisitions Corporation 2 that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:30 p.m. Washington D.C. time on August 3, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 530 copies of the Preliminary Prospectus dated July 17, 2020 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

Chardan Capital Markets, LLC, as Representative of the several underwriters

By:	/s/ George Kaufman
Name: George Kaufman
Title: Partner and Head of Investment Banking

[Signature Page to Acceleration Request]